UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMBAPPROVAL
OMB Number:3235-0286
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FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Lemont Inc

(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

Address: 61-12 228th Street, 1st Fl, Bayside, NY11364 Tel: 646-508-6285

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Name: Wanjun Xie Address: 61-12 228th Street, 1st Fl, Bayside, NY11364 Tel: 646-508-6285

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6200

(Primary standard Industrial Classification Code Number)

47-1601344

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

(Amended Contents)

(All amended contents are marked.)

PART I. NOTIFICATION

ITEM 1. Significant Parties

(i) each underwriter with respect to the proposed offering;

There aren't any underwriters with respect to the proposed offering.

Lansdale Inc is a private corporation, and Lansdale Inc is only a buyer, so the Lansdale Inc isn't an underwriter with respect to the proposed offering.

(j) the underwriter's directors;

None.

(k) the underwriter's officers;

None.

(l) the underwriter's general partners; and

None.

(m) counsel to the underwriter.

None.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(b) New York State is the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen.

State the method by which such securities are to be offered: all these securities will be offering to groups and individuals.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On Sep 20, 2014, the Corporation issued 200 common shares with no par value to Lansdale Inc, and then the Lansdale Inc owned 100% shares of the Corporation.

The 200 common shares with no par value were registered by the Certificate of Incorporation in New York State.

Any corporations, which are registered in New York State, are authorized to issue 200 common shares with no par value by New York State. Because Lemont Inc is a corporation in New York State, so the Corporation was authorized to issue 200 common shares with no par value by New York State.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

Total 380,000,000 Class A common shares of Lemont Inc are registered in this form. Including: 340,000,000 Class A common shares of Lemont Inc will be sold to Lansdale Inc; 20,000,000 Class A common shares will be sold to Mr. Jie Du; and 20,000,000 Class A common shares of Lemont Inc will be offering to other groups and individuals.

The price is $0.0001. These securities will be effective after the registered statement will be effective.

Now, Mr. Wanjun Xie is the president of the Corporation, Ms. Liuyan Li is director of the Corporation, at same time, Mr. Wanjun Xie is the president of Lansdale Inc, Ms. Liuyan Li is director of Lansdale Inc. Now, Mr. Jie Du is the president assistant of the Corporation and Lansdale Inc.

After all securities will be issued in the offering covered by this Form 1-A, Lansdale Inc will own 90% shares of the Corporation.

There aren't any underwriters with respect to the proposed offering.

All these securities will be sold directly to groups and individuals by Wanjun Xie who is president of the Corporation, so the Corporation won't need any underwriters with respect to the proposed offering.

Lansdale Inc is a private corporation, and Lansdale Inc is only a buyer, so the Lansdale Inc isn't an underwriter with respect to the proposed offering.

There aren't any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

PART II. OFFERING CIRCULAR

COVERPAGE

Lemont Inc

(Exact name of Company as set forth in Charter)

Type of securities offered: Class A common shares

Maximum number of securities offered: 380,000,000 shares
Minimum number of securities offered: 360,000, 000 shares

Price per security: **$0.0001**

Total proceeds:

If maximum sold: **$37,206**
If minimum sold: $35,206

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No

Is transfer of the securities restricted? [ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFEREDUNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State State: New York
File No.: 141010000
Effective Date: 10/20/2014

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative.

(8). The Corporation dependence on Lansdale Inc, and the risk that this presents. **In the future, Lansdale Inc will sell part shares of the Corporation or other corporations, which Lansdale Inc will hold, and then Lansdale Inc will grant most fund to the Corporation, and raise the price of the shares. But if the shares price of the Corporation or other corporations will be low, Lansdale Inc can't sell these shares, and then Lansdale Inc won't grant enough fund to the Corporation, the Corporation won't get enough it working capital.**

(9). Many factors can affect the foreign exchange rate. The special factors are international balance of payment, inflation, interest rate, psychological expectations for markets, macro-economy polices of each countries and the currency interference of each countries.

(10). Many factors can affect the price of gold and silver. The special factors are US dollar trend, chaos caused by war, a volatile political situation, a financial crisis in worldwide, inflation, oil prices, rate in a country, economic situation, Supply and demand relation.

(11). If the investing direction of the investors' currency pairs will be opposite with the market direction of their currency pairs, investors will have more losing opportunities if they use a higher leverage rate. The Corporation will use low

leverage rate when we are or will be trading foreign exchange.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a). Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Now, the Corporation are trading trade the foreign currency exchange.

In the future, the Corporation will trade foreign currency exchange, London gold and spot silver.

The Corporation won't receive physical delivery of foreign currencies, gold or silver pursuant to our trades.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Now, the Corporation opens the trading accounts in some foreign exchange brokerage companies, and trade foreign exchange by its trading account, to invest in foreign exchange or currency markets.

In the future, the Corporation will continual to trade foreign exchange by its trading account, to invest in foreign exchange or currency markets, at same time, the Corporation will open the trading accounts in some gold and silver brokerage companies, hold and trade London gold and spot silver by its trading account, to invest in London gold and spot silver markets.

The specific types of investment vehicles we will use to hold positions in foreign currencies, gold and silver: The Corporation is or will be trading foreign currencies, gold and silver by the electronic trading platforms; the Corporation is or will be trading the spot foreign currencies, the spot gold and the spot silver.

The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014.

The Corporation haven't any plans to offer a new products. The Corporation isn't or isn't expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items. The Corporation don't have any major existing supply contracts.

(c). **Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.**

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating.

State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Corporation is and will trading foreign currency exchange, London gold and spot silver.

Describe the industry in which we are participating:

Foreign exchange market is a financial market to trade currency. The foreign exchange can trade the spot foreign exchange or the futures foreign exchange. The foreign exchange market can run 24 hours in weekday, except weekend days and holidays. The foreign exchange market can decide the exchange rate between different currencies. Many factors can affect the exchange rate. Foreign exchange market is most close to the perfect competition between different countries.

Gold and silver are international currency. Gold and silver market is a international market. The gold and silver can trade the spot gold and silver or the futures gold and silver. Many factors can affect the price of the gold and silver. Gold and silver market is most close to the perfect competition in international market.

The trends within industry which we are participating:

The supply-demand relationships, the political factors and the markets will affect the currency rate between different currencies in foreign exchange market. The supply-demand relationships, the political factors and the markets will affect the price of the gold and silver in gold and silver market. In recent, the trends within the industry: US Dollar was appreciating, and other currencies were depreciating. The price of Gold was going down, and the price of silver was going down.

Set forth the timing and size of results of our efforts which will be necessary in order for you to be profitable:

In order for the Corporation to be profitable, we will study the supply-demand relationships, the political factors and the markets of the concerned countries and internationals in every day. We will do our best to know the political and economic situations and policies of the concerned countries and internationals, it will be good to get opportunities for investing in foreign exchange, gold and silver market.

(d). Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The corporation's investment strategy for the foreign exchange, London gold and spot silver investment is short term hold and trade, and tries to reduce any investment and trading risk.

The Corporation plan that more than 90% of the company's assets will be invested in the trading the foreign currency exchange, London gold and spot silver.

Now, the Corporation is using its 100% working capital to trading foreign exchange.

In the future, the Corporation plan to use 70% working capital for trading foreign exchange, and use 15% working capital for trading London gold, and use 15% working capital for trading spot silver.

The Corporation open account in some brokerages companies to trade the foreign currency exchange, London gold and spot silver.

The market studies for trading the foreign currency exchange, London gold and spot silver will be managed by the president of the Corporation.

The Corporation doesn't have any major existing sales contracts.

In order for the Corporation to be profitable, the management of the Corporation use more than 50% working time to study the markets of foreign exchange, gold and silver in every business day. As of March 31, 2015, the Corporation has gotten some gain in trading because our efforts.

(e). State the backlog of written orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12/31/2014, $0
As of 12/31/2013, It isn't applicable.

(f). State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The number of the Corporation's present employee is 1; the number of employees it anticipates it will have within the next 12 months is 1; the employee isn't separated by the type of employee; any employees aren't subject to collective bargaining agreement; the Corporation's employees aren't on strike, haven't been on strike, or are threatening to strike.

Now, there aren't any supplemental benefits or incentive arrangements for the corporation's employees.

In the future, the supplemental benefits or incentive arrangements for the corporation's employees will be made by the Board of directors of the Corporation.

(g). Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Corporation doesn't have lands and buildings, such as plants, mines, oil, and gas.

The Corporation didn't purchase any real estate, equipments and patents. The Corporation didn't lease any real estate. The Corporation won't intents to acquire any real estate in the immediate future.

China Democracy Party Foundation (CDPF) will agree that the Corporation will free to use office, office equipments and office supplement within three years since Aug.15, 2014. In the future, the Corporation will be volunteer donation to CDPF in return. **I plan that the Corporation will donate $10,000 to CDPF in Aug. 15, 2017.**

(h). Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this Intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development

expenditures were for the last fiscal year.

The Corporation's operations don't depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information.

(i). If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Corporation's business, products, or properties aren't subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

(j). State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Corporation don't have any subsidiaries, so there aren't any Financial Statements of subsidiaries to be included in the Financial Statements.

(k). Summarize the material event in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Corporation didn't have any material mergers or acquisitions during the past five years, or for whatever lesser period the Corporation has been in existence. The Corporation don't have recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering. Lansdale Inc will acquired 90% shares of the Corporation in anticipation of this offering.

(l). In foreign exchange market, investors are trading foreign exchange according the exchange rate. The prices change maybe one penny, even the prices change is smaller. Because the prices change is very smaller, investors have to wait long time, and invest too much funds for making a profit. After using leverage to trade, investors can use the fewer funds, and use the less time to make a profit. It is necessary to use leverage for trading foreign exchange. The Corporation can use leverage to increase its potential for making a profit.

If the investing direction of the investors' currency pairs will be opposite with the market direction of their currency pairs, investors will have more losing opportunities if they use a higher leverage rate. The Corporation will use low leverage rate when we are or will be trading foreign exchange.

The amount of leverage that we will incur is 50:1.

Anybody, who trade foreign exchange by an account in any foreign exchange brokerages, must use leverage to trade. All foreign exchange brokerages offer leverage to trade for all its customers.

We use leverage to increase our potential for making a profit. I must use leverage to trade foreign exchange.

(m). The Corporation will be offering the Class A common shares in OTC Link ATS, and/or other quotation medium, and/or be selling to groups and individuals.

In the future, we will file a requirement in US Securities & Exchange Commissions to become a reporter company, and then the Corporation will list in the OTC Bulletin Board of NASDAQ.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Plan of Operation and Milestones

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds should be when accomplished
(1). Start to profit in trading foreign	**Study the foreign exchange Market, and try to do best in trading foreign exchange.**	**Sep. 31, 2015**

	and the Corporation's income will be reinvested to achieve increasing the share's price.	
(2). The business will be running normally, to increase capital, to increase profit.	**the Corporation's income will be reinvested to achieve increasing the share's price. Lansdale Inc will sell some shares, the most income will grant to the Corporation.**	**Mar. 31, 2016**
(2). Start to trade gold and silver, and continue to increase capital, increase profit.	**the Corporation's income will be reinvested to achieve increasing the share's price. Lansdale Inc will sell some shares, the most income will grant to the Corporation.**	**Sep. 30, 2016**

(b) State the probable consequences to the Corporation of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Corporation's liquidity in view of the Corporation's then anticipated level of operating costs.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If the Corporation of delays in achieving each of the events or milestones within the above time schedule, the profit capacity of the Corporation will be serious to decrease, the Corporation's liquidity will be serious to decrease; even the Corporation's liquidity will be exhausted. The faith of the Corporation's shareholder will be serious to decrease, they will undersell the shares of the Corporation, and the share's price of the Corporation will be falling.

OFFERING PRICE FACTORS

The securities offered are class A common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014, its last fiscal years was short term.

Total net, after-tax earnings for the last fiscal year was ($865), per share was ($4.33).

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

As of December 31, 2014, the Corporation's profit (lose) was ($865), the Corporation couldn't show offering price as a multiple of earnings, didn't adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price.

7. **(a). What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

$_______________ ($_______________ per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value (If deficit, show in parenthesis) of the Corporation is **$18,361 (about $91.81 per share)**

The net tangible book value per share isn't substantially less than this offering price per share.

(b). State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise

description of the consideration. (Exclude bank debt.)

Any securities were issued during the last 12 months:

On September 20, 2014, the Corporation issued 200 shares with no par value to Lansdale Inc. **The price per share was $99.17.** The sold for cash.

At the time of the sale, Lansdale Inc was an affiliate of the Corporation.

8. **(a). What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold: ______ %
If the minimum is sold: ______ %

The percentage of the outstanding shares of the corporation will the investors in this offering:

If the maximum is sold: 100%
If the minimum is sold: 95%

(b). What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: ______ *
If the minimum is sold: ______ *

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: __________________. These values also assume an increase in cash in the Company by the amount of any cash payments that would**

be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $_______ .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

The post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page:

If the maximum is sold: $36,526
If the minimum is sold: $34,526

USE OF PROCEEDS

9. (a). The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$36,000 100%	**$38,000** 100%
Less: Offering Expenses		
Commission & Finders Fees	$0	$0
Legal & Accounting	$0	$0
Copying & Advertising	$0	$0
NYS Registering	$794	$794
Net Proceeds from Offering	$35,206	**$37,206**
Net Proceeds		
Working Capital	$35,206	**$37,206**
Total Use of Net Proceeds	**$35,206** 100%	**$37,206** 100%

(b).If there is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Footnotes:

Working Capital including:

(1). Investing in trading the spot foreign exchange;
(2). Investing in trading the spot gold;
(2). Investing in trading the spot silver.

The order of priority in which the proceeds will be used:

(1). NYS Registering Fee;
(2). Office supplements;
(3). Legal & Accounting;
(4). Working Capital;
(5). Copying & Advertising.

10. (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

There aren't material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

There isn't any material part of the proceeds is to be used to discharge indebtedness.

(c). If any material amount of proceeds is to be used to acquire assets, other than in

the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

There isn't any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business.

(d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

There isn't any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The corporation isn't having or anticipates having within the next 12 months any cash flow or liquidity problems and not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Corporation to make payments.

There isn't a significant amount of the Corporation's trade payables have not been paid within the stated trade term.

The Corporation isn't subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise

additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Corporation's cash requirements for the next 12 months, and it won't be necessary to raise additional funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As Adjusted 12/31/2014	Minimum	Maximum
Debt:			
Short-term debt(average interest rate %)	$ 0	$ 0	$ 0
Long-term debt(average interest rate %)	$ 0	$ 0	$ 0
Total debt	$ 0	$ 0	$ 0
Stockholders equity (deficit) :			
Preferred stock-par or stated value	$ 0	$ 0	$ 0
Common stock-par or stated value	**$ 19,835**	$ 36,000	**$ 38,000**
Additional paid in capital	**$19,226**	$ 36,000	**$ 38,000**
Retained earnings (deficit)	($ 865)	($ 865)	($ 865)
Corporation's Register	$609	$794	$794
Total stockholders equity (deficit)	$ 18,361	$ 34,526	**$ 36,526**
Total capitalization	$ 18,361	$ 34,526	**$ 36,526**

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares	Authorized Per Share
0 shares	N/A	N/A

Number of Class A common shares authorized: 380,000,000 shares. Par or stated value per share: $0.0001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: ______________________
Address: ______________________
Telephone No.: (   )__________________

There aren't any selling agents in this offering.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

There aren't any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. The corporation won't indemnify the selling agents or finders against liabilities under the securities laws.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management.**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

There aren't any selling agents or finders, so there aren't any material relationships between any of the selling agents or finders and the Corporation or its management.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: ______________________
Address: ______________________

Telephone No.: (   )__________________

If this offering is not being made through selling agents, the names of persons at the corporation through which this offering is being made: Wanjun Xie

Name: Wanjun Xie
Business address: 61-12 228th Street, 1st Fl, Bayside, NY11364
Tel: 646-508-6285

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [ ] No

95% of the securities in this offering are limited to sell to Lansdale Inc and Mr. Jie Du.

5% of the securities in this offering will be offering to other groups and individuals.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. **(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:**

The Corporation don't need any independent bank or savings and loan association or other similar depository institution acting as escrow agent.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

It isn't applicable!

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X]

No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

The nature of any resale restrictions on presently outstanding shares: There aren't any resale restrictions on presently outstanding shares, so it isn't applicable.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Lemont Inc
Condensed Balance Sheets
(Unaudited)

	December 31, 2014
Assets	
Current assets	
Cash and cash equivalents	$18,361
Marketable securities	$0
Accounts receivable, net	$0
Prepaid expenses and other current assets	$0
Total current assets	$18,361
Property and equipment, net	$0
Intangible assets, net	$0
Goodwill	$0
Other assets	$0
Total assets	$18,361
Liabilities and stockholders' equity	
Current liabilities:	$0
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Current portion of capital lease obligations	$0

Total current liabilities	$0
Capital lease obligations, less current portion	$0
Other liabilities	$0
Total liabilities	$0
Stockholders' equity	-
Common stock, 200 shares with no par value issued as of September 20, 2014.	200
Additional paid-in capital	**$19,226**
Accumulated other comprehensive (loss) income	$0
Retained earnings	($865)
Total liabilities and stockholders' equity	$18,361

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Statements of Stockholders' Equity
(Unaudited)

	Class A Common Stock (Shares)	Class A Common Stock (Par Value)	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Issuance of common stock, net of issuance costs	-	-	-	-	-	-
Issuance of common stock for cash upon exercise of stock options	-	-	-	-	-	-
Issuance of common stock to nonemployees for past services	-	-	-	-	-	-

Exercise of preferred stock warrants	-	-	-	-	-	-
Conversion of Series B & C preferred stock to common stock	-	-	-	-	-	-
Share-based compensation, relatedto employee share-based awards	-	-	-	-	-	-
Tax benefit from share-based award activity	-	-	-	-	-	-
Net income	-	-	-	-	-	-
Balances at December 31, 2014	200	$0	**$19,226**	($865)	_	$18,361

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Condensed Statements of Cash Flows
(Unaudited)

	Ended December 31, 2014 (From October 6, 2014 to December 31, 2014)
Cash flows from operating activities	
Net income	($865)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	$0

Lease abandonment	$0
Share-based compensation	$0
Deferred income taxes	$0
Tax benefit from share-based award activity	$0
Excess tax benefit from share-based award activity	$0
Other	$0
Changes in assets and liabilities:	
Accounts receivable	$0
Prepaid expenses and other current assets	$0
Other assets	
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Other liabilities	$0
Net cash provided by operating activities	($865)
Cash flows from investing activities	
Purchases of property and equipment	$0
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	$0
Change in restricted cash and deposits	$0
Other investing activities, net	$0
Net cash provided by (used in) investing activities	**$18,361**
Cash flows from financing activities	
Cash received from sale the common shares	$18,361
Taxes paid related to net share settlement of equity awards	$0
Proceeds from exercise of stock options	$0
Repayment of long-term debt	$0
Principal payments on capital lease obligations	$0
Excess tax benefit from share-based award activity	$0
Net cash provided by (used in) financing activities	$18,361
Effect of exchange rate changes on cash and cash equivalents	-
Net increase in cash and cash equivalents	$18,361
Cash and cash equivalents at beginning of period	$0
Cash and cash equivalents at end of period	$18,361
Supplemental cash flow data	
Cash paid during the period for:	
Interest	$0
Income taxes	$0
Cash received during the period for:	
Cash received from sales of our common shares	$18,361

Income taxes	$0
Non-cash investing and financing activities:	
Net change in accounts payable and accrued expenses and other current liabilities related to property and equipment additions	$0
Property and equipment acquired under capital leases	$0

See Accompanying Notes to Condensed Consolidated Financial Statements.

SIGNATURES

The issuer has duly caused this offering statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 12, 2015.

Issuer: Lemont Inc

Signature: ____________
Date: 05/12/2015
Wanjun Xie
President
(Chief Executive Officer)

Signature: ____________
Date: 05/12/2015
Wanjun Xie
President
(Principal Financial Officer)

Signature: ____________
Date: 05/12/2015
Wanjun Xie
President
(Principal Accounting Officer)

Majority of the Board of Directors

Signature: ____________
Date: 5-12-2015
Liuyan Li
President

(Director of Board)

Signature: ______________________

Date: 05/12/2015

Wanjun Xie

President

(Director of Board)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

The Corporation don't have any selling security holders, so it isn't applicable!